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                            June 13, 2024

       Jianping Kong
       Chief Executive Officer
       Nano Labs Ltd
       China Yuangu Hanggang Technology Building
       509 Qianjiang Road, Shangcheng District
       Hangzhou, Zhejiang, 310000, PRC

                                                        Re: Nano Labs Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 3, 2024
                                                            File No. 333-278977

       Dear Jianping Kong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

       Amendment No. 1 to Form F-1 filed June 3, 2024

       General

   1. We note your disclosure on page 130 that your selling securityholders may offer and sell the securities through
agreements between broker-dealers and the selling shareholders to sell a specified number
of such Class A ordinary shares at a stipulated price per share.
                                                        Please confirm your
understanding that the retention by a selling stockholder of an underwriter would
constitute a material change to your plan of distribution requiring a post-effective
amendment. Refer to your undertaking provided pursuant to Item
                                                        512(a)(1)(iii) of
Regulation S-K.
              Please contact Eranga Dias at 202-551-8107 or Bradley Ecker at 202-551-4985 with any other questions.
 Jianping Kong
Nano Labs Ltd
June 13, 2024
Page 2




FirstName LastNameJianping Kong   Sincerely,
Comapany NameNano Labs Ltd
                                  Division of Corporation Finance
June 13, 2024 Page 2              Office of Manufacturing
FirstName LastName